May 3, 2005


Jeffrey L. Rutherford
Senior Vice President, Chief Financial Officer, Treasurer and
Secretary
Lesco, Inc.
1301 East Ninth Street, Suite 1300
Cleveland, Ohio  44114

		RE: 	Lesco, Inc.
			Form 10-K for the fiscal year ended December 31,
2004
			File No.  0-13147

Dear Mr. Rutherford:

      We have reviewed the above referenced filing and have the following comments. We have limited our review to your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in response to these comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2004

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 10

Consolidated Results

1. We note the adjustments to GAAP in the consolidated statement of operations throughout MD&A. Since you indicate you use the adjusted results as a performance measure, tell us, and disclose in future filings, the following items:
* The manner in which management uses the non-GAAP measure to conduct or evaluate its business;
* The economic substance behind management`s decision to use such a measure;
* The material limitations associated with use of the non-GAAP financial measure as compared to the use of the most directly comparable GAAP financial measure;
* The manner in which management compensates for these limitations when using the non-GAAP financial measure;
* The substantive reasons why management believes the non-GAAP financial measure provides useful information to investors; and
* Item 10(e) of Regulation S-K prohibits adjusting a non-GAAP financial performance measure to eliminate or smooth items identified as non-recurring, infrequent or unusual, when the nature of the charge is such that it is reasonably likely to recur within two years or there was a similar charge within the past two years. Clearly demonstrate that these adjustments meet the requirements of Item 10(e).

Refer to in Question #8 from the SEC Staff Views on Frequently
Asked
Questions Regarding the Use of Non-GAAP Financial Measures dated
June
13, 2003, which can be found on the SEC website.

2004 vs. 2003 - Pre-Tax Earnings

2. Similar to the comment above, revise your disclosures in future filings for the non-GAAP financial measure `Adjusted pre-tax earnings.` Show us what your revised disclosures will look like.

Business Segment Results

3. Please provide the disclosures requested in comment 1 above for the non-GAAP financial measures `ROIC,` `EBIT,` `NOPAT,` and
`Invested Capital.`   Show us what your revised disclosure will
look
like.

4. Please specifically address the usefulness of ROIC and your non-
GAAP measures not used by the Chief Executive Officer in assessing performance and allocating resources based on your segment disclosures in Note 1 to the financial statements.

Liquidity and Capital Resources

5. Please provide the disclosures requested in comment 1 above for the non-GAAP financial measure `Adjusted cash provided by (used in) operating activities,` and `Adjusted accounts payable.` Show us what your revised disclosure will look like.


Contractual Obligations, Commitments and Off Balance Sheet
Arrangements

6. Please discuss any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity or capital resources. See Item 303(a)(4) of Regulation S-
K.

Critical Accounting Policies and Estimates

7. Tell us the consideration you have given to addressing your method of accounting for the transfer of receivables to GE Capital
Financial
Inc. within critical accounting policies.

Item 15.  Exhibits, Financial Statements and Reports on Form 8-K

Consolidated Balance Sheets

8. You state that common shares are without par value on the face of the consolidated balance sheets. However, it appears that each share has a par value of $0.0001 based on the common shares line item on the balance sheets and outstanding shares at December 31, 2004 and December 31, 2003. Please revise your presentation in future filings or advise us otherwise.

Notes to the Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies

Revenue Recognition

9. To the extent you recognize revenues upon shipment, please clarify whether your stated shipping terms are FOB shipping point or FOB destination and when title passes from you to your customer.

10. We note in MD&A that you recognize freight revenue for fees charged in sales transactions for shipping and handling. In future filings, please expand your accounting policies to discuss how you classify in the Income Statement: (a) amounts billed to a customer for shipping and handling, and (b) costs incurred for shipping and handling. Refer to EITF 00-10, paragraphs 5-7.

11. We note from MD&A that you entered into agency agreements with certain suppliers whereby the Company operates as a sales agent of those suppliers and recognizes sales on a net basis and records only
product margin as revenue in accordance with EITF 99-19.    In
future
filings, separately identify each different type of revenue transaction that you enter into and then include for each different type a description of what it is, if not obvious to investors, and your revenue recognition policy.

Inventories

12. Include a Schedule II for all valuation and qualifying accounts in accordance with Rules 5-04 and 12-09 of Regulation S-X.
Specifically, include a Schedule II for the reserve for estimated shrinkage and supplier discounts, and any other valuation and qualifying accounts held by the Company.

Advertising

13. We note that you participate in cooperative advertising programs and net vendor reimbursements with advertising expenses. Tell us and disclose in future filings the nature and extent of these arrangements. For each type of arrangement treated as an expense rather than as a reduction of revenues, tell us how this type of arrangement meets the requirements in EITF 01-9. For each expense line item that includes these types of arrangements, disclose the related amounts included in that line item. Please also discuss in
MD&A any significant estimates resulting from these arrangements.

Note 3:  Accounts Receivable

14. Tell us and disclose in future filings the following concerning your vendor allowances accounting policy:
* Disclose the nature of the various types of vendor allowances you receive;
* Clarify what you mean in stating that vendor allowances are recorded when "earned." For example, if you receive vendor allowances based on a specified cumulative level of purchases, disclose whether you recognize the allowances on each of the underlying transactions that results in your progress toward earning the rebate or refund or as the milestones are achieved. Please supplementally tell us why you use the selected method, in light of the considerations in paragraph 8 of EITF 02-16;

Note 4:  Inventories

15. We note that you capitalize procurement, warehousing and distribution costs to bring the products to market to inventory on hand and expense to distribution costs when the inventory is sold. Tell us and disclose in future filings the aggregate amount of the general and administrative costs incurred in each period presented in accordance with Rule 5-02-6(b) of Regulation S-X.


Note 9:  Stock Incentive Plans

16. We note there are 348,516 outstanding stock options issued outside of the stock option plans. Tell us if stock options issued outside of the stock option plans were included in the summary tables. If so, please reconcile for us the total options authorized and outstanding within and outside the plan. If not, in future filings, provide details surrounding the stock option awards issued outside of the plans similar to the disclosures for stock options issued under the plans. Ensure your disclosure includes the requirements of paragraphs 45-48 of FAS 123.

17. We note that you recorded compensation expense on restricted stock issuances in 2004 and 2003. Tell us and disclose the grant dates, issue price, and fair value at the grant date for issuances in which stock compensation expense was recorded.

Note 12:  Commitments and Contingencies

18. We note your disclosure of legal proceedings in Item 3 and note
15 as well as references to accruals for environmental matters in note 2. With respect to each matter, tell us and disclose in future filings as appropriate the following:
* The nature of the litigation matter;
* An estimate of the possible loss or range of loss or state that such an estimate cannot be made;
* Material components of the accruals and significant assumptions underlying estimates; and
* The extent to which disclosed but unrecognized contingent losses are expected to be recoverable through insurance, indemnification arrangements, or other sources, with disclosure of any material limitations of that recovery.
In addition, discuss historical and anticipated environmental expenditures in MD&A that may result in or that is reasonably likely to result in the registrant`s liquidity decreasing in any material way. See paragraphs 8-10 of SFAS 5, SAB Topic 5:Y, and paragraphs 12-14 of SOP 94-6 for guidance.

*	*	*	*

      Please send us your response to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter keying your responses to our comments and provide any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      If you have any questions regarding these comments, please direct them to Dave Irving, Staff Accountant, at (202) 551-3321 or, in his absence, to Donna Di Silvio, at (202) 551-3202, or the undersigned at (202) 551-3841. Any other questions regarding disclosure issues may be directed to H. Christopher Owings, Assistant
Director, at (202) 551-3725.

      Sincerely,



      Michael Moran
      Branch Chief
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Mr. Jeffrey L. Rutherford
Lesco, Inc.
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